Filed by QCR Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule l4a-12

under the Securities Exchange Act of 1934

Subject Company: Springfield Bancshares, Inc.

Commission File Number: 000-22208

QCR Holdings, Inc.
First Quarter 2018 Earnings Call and Webcast
Wednesday, April 18, 2018, 11:30 AM Eastern
CORPORATE PARTICIPANTS Doug Hultquist—President, Chief Executive Officer Todd Gipple—Executive Vice President, COO, CFO

PRESENTATION

Operator

Greetings and welcome to the QCR Holdings, Inc. first quarter 2018 conference call. This morning, QCR distributed its first quarter earnings press release as well as a press release announcing its agreement to enter the Springfield, Missouri market by merging with Springfield Bancshares, Inc. Both of today’s press releases are available on the Company’s website at www.qcrh.com. In addition, the Company has developed a slide presentation with additional information on the Springfield transaction. You can access these slides in the investor relations section of the website.

With us today from management are Doug Hultquist, President and CEO, and Todd Gipple, Executive Vice President, COO and CFO. Management will provide a brief summary of the proposed Springfield Bancshares transaction and the quarterly results, and then we will open up the call to questions from analysts.

Before we begin the call, I’d like to remind everyone that some of the information management will be providing today falls under the guidelines of forward-looking statements as defined by the Securities and Exchange Commission. As part of these guidelines, I must point out that any statements made during this call concerning the Company’s hopes, beliefs, expectations and predictions of the future are forward-looking statements, and actual results could differ materially from those projected. Additional information on these factors is included from time to time in the Company’s 10-K and 10-Q filings, which may be obtained on the Company’s website or the SEC’s website.

As a reminder, this conference is being recorded and will be available for replay through May 2nd, 2018, starting this afternoon approximately one hour after the completion of this call. It will also be accessible on the Company’s website.

At this time, I will now turn over the call to Mr. Doug Hultquist at QCR.

Doug Hultquist

Thank you, Rocco.

Welcome, ladies and gentlemen, and thank you for taking the time to join us today. I will start the call with what’s likely at the top of everybody’s mind and provide an overview of the Springfield Bancshares transaction that we announced today. Then I will provide some highlights of our first quarter, and Todd Gipple will finish up with additional details on our financial results.

One of our key strategic objectives is to participate as an acquirer in the consolidation occurring within our industry. Our focus is on markets with similar characteristics as our existing MSAs—those exhibiting favorable economic and demographic trends and where relationship-based community banking is valued by clients.

To that end, we are very excited to announce today our planned entry into the Springfield, Missouri market with an agreement to merge with Springfield Bancshares, Inc., the holding company of Springfield First Community Bank, or SFC Bank. This transaction combines two high performing organizations and upon closing will create a $4.6 billion company.

SFC Bank was established in 2008 as a de novo bank and has built a highly regarded reputation and legacy of high-touch service to its commercial and retail clients in the Springfield market. It has more than $560 million in assets and $446 million in deposits with a history of healthy organic growth and excellent asset quality, driven by a strong credit discipline. Importantly, SFC Bank is a good strategic and cultural fit for QCR Holdings, as it values innovation, collaboration and achievement, while focusing on exceptional client-based relationships.

From our perspective, SFC Bank is a logical continuation of our acquisition strategy and matches the criteria that we look for in transactions. That is high-performing financial institutions in vibrant mid-sized metropolitan markets with a concentration of commercial clients and a passion for client service and community involvement.

The SFC Bank management team is top notch and has built deep long-standing relationships within the community. We intend to operate the bank under its separate charter so that it can maintain and build upon its strong brand while benefiting from increased scale, operational support and improved funding as a result of being part of the QCR Holdings family. We also believe that there is a significant opportunity for SFC Bank to continue to grow its market share and further consolidate the Springfield market.

We have provided a great deal of information on SFC in the presentation that is posted on our website, so I won’t go into all of the details of the transaction in my prepared remarks, but I would like to point out some key highlights.

They have a 4.3% market share in the Springfield MSA, having only one facility. The market is fairly fragmented, as the other nine competitors in the top ten average just over 11 facilities each and have an average deposit market share of approximately 7%. We believe there is significant opportunity for SFC Bank to increase its market share.

There is also the opportunity to increase SFC Bank’s noninterest income over time by adding some of the fee generating services that our charters provide, such as trust and wealth management services and interest rate swap fees.

SFC Bank has a proven history of strong and improving profitability. Since 2013, loans have grown at a CAGR of 14.6% and net income at a CAGR of 26.2%.

Asset quality is pristine. NPAs have declined from 0.58% of total assets in 2013 to 0.16% today. And their net charge-offs have been at or near zero for the last several quarters. They also have a proven history of operating efficiency, with an efficiency ratio that is in the top 5% of all banks with assets under $1 billion.

With respect to the financial impact of the acquisition, we expect the transaction to be 8% accretive to earnings per share in 2019, the first full year of operations. We also expect to incur tangible book value dilution of less than 4%, with an earn-back period of approximately three years. At closing, we expect to have a consolidated tangible common equity to tangible assets ratio of approximately 7.8%, and pro forma regulatory capital ratios in excess of well capitalized thresholds. Additionally, we estimate that this transaction will generate an IRR of 20%, which is above our internal targets.

In summary, we are very excited about welcoming SFC Bank as a fifth charter to our franchise. We have the opportunity to expand into the thriving MSA of Springfield, Missouri, where we are adding a highly regarded, profitable and growing institution with a shared culture and values and a commitment to relationship-based community banking. Partnering with SFC Bank will position us well to continue growing our franchise and creating value for our shareholders in the years ahead.

Now to our first quarter results. We are very pleased and encouraged by our strong start to 2018. The solid momentum that we experienced in the second half of 2017 has continued into this year’s first quarter, where we generated record quarterly net income of $10.6 million, an increase of 6.5% from the fourth quarter of 2017, and a year-over-year increase of 14.9%. Core diluted earnings per share were $0.75.

These strong results were driven by solid organic loan growth, meaningful fee income, excellent credit quality, and improved profitability through well controlled expenses and the execution of our ongoing initiatives.

Our annualized organic loan growth was 12.2% during the first quarter, at the high end of our long-term targeted growth rate of 10% to 12%. This growth was driven by healthy demand for both Commercial and Industrial and Commercial Real Estate loans and was broad-based across all of our charters. We continue to grow loans organically through market share gains by attracting new clients that value our relationship-based community banking model.

We are pleased with the performance of our noninterest income, where we generated a combined $1.3 million in swap fee income and gains on the sale of government guaranteed loans as well as delivering 10.8% annualized growth in our wealth management revenue. We view these sources of revenue as another driver of our earnings growth while also providing important diversification in our revenue mix.

Additionally, we are excited to be expanding our wealth management business with the recently announced in-market acquisition of the Bates Companies, one of the longest tenured financial planning firms in the Rockford, Illinois region. When it closes later this year, this acquisition will add nearly $700 million of assets under management along with a high quality and experienced group of investment professionals to our team at Rockford Bank & Trust.

Our ongoing focus on operational efficiencies and controlling our noninterest expenses is also benefitting our bottom line. Our noninterest expense for the first quarter was right in line with our expectations, and Todd will go into more detail during his remarks.

Our strong net income for the first quarter enabled us to generate another quarter of improved return on average assets, which was 1.06% on an annualized basis, up from 1.01% in the fourth quarter of 2017. As we have previously discussed, improving ROAA is one of our long-term goals for the Company, so we are encouraged with the progress that we are making in this area.

Overall, we are very encouraged by the progress we are making on the seven key initiatives that we have shared with you over the last three years. We remain committed to the pursuit of these objectives, with the overriding goal of delivering consistent upper quartile peer performance over time, which we believe will ultimately translate into increased shareholder value.

I will now turn it over to Todd for further discussion on our first quarter results.

Todd Gipple

Thank you, Doug.

As I review our first quarter financial results, I’m just going to focus on those items where some additional discussion is warranted. I’ll start with net interest margin, as there was a bit of noise that impacted NIM this quarter, particularly the impact of the new tax law.

Core net interest margin, stripping out the acquisition accounting net accretion for the CSB and Guaranty Bank acquisitions, decreased by five basis points in Q1 to 3.57% versus 3.62% in Q4 of 2017. However, the lower tax rate in the first quarter of 2018 due to the recently passed Tax Cuts and Jobs Act decreased the tax equivalent yield adjustments on the Company’s nontaxable loans and securities, which negatively impacted net interest margin comparisons on a linked quarter basis. If you exclude both the acquisition accretion and the tax equivalent yield adjustments, then core NIM actually increased by 8 basis points.

Excluding the acquisition accounting net accretion, our net interest income increased by more than $575,000, or 1.85%, on a linked quarter basis as we saw the benefit of a strong improvement in yields in both our loan and investment portfolios that was only partially offset by an increased cost of funds.

Acquisition accounting net accretion was $699,000 in the first quarter, slightly lower than $745,000 in the fourth quarter.

Our reported average yield on loans for the first quarter increased by 6 basis points on a linked quarter basis to 4.64%. Excluding accretion, the yield was 4.54%, for an increase of 7 basis points. And if you exclude the tax equivalent yield impact I previously discussed, the increase in loan yield was actually very strong at 12 basis points. In addition to increased yields on our floating rate loans, we are starting to see some traction on loan betas for fixed rate loans, and our strong loan growth is coming on at higher rates.

The lower tax rate also had a similar impact on the average yield on our securities for the quarter because we hold a large amount of tax exempt bonds. Excluding the impact of the lower tax equivalent yield adjustment due to our now lower effective tax rate, actual yield on the bond portfolio increased by 35 basis points on a linked quarter basis from 2.77% to 3.12%.

Our strong loan growth in the quarter was primarily funded by a combination of the excess liquidity we had at year-end of approximately $50 million, a modest increase in deposits, and an increase in short-term borrowings.

Our total deposits increased by $13 million in the quarter, and there was a modest change in mix. There were several factors at play during the quarter. First, the competition for deposits is strong, and growing our core deposit base at the same pace as our strong loan growth remains a challenge. We’ve been focused on initiatives to organically grow our core deposits and will continue to do so. As an example, our new treasury management platform, which we rolled out in the fourth quarter of last year, has enabled us to increase commercial deposits. This platform has been well received by clients, and we are optimistic that it will continue to gain traction and lead to more commercial deposit relationships.

Second, we had some seasonal declines in commercial deposits with some of our large deposit customers in the first quarter. To offset this, we accessed short-term brokered deposits, which drove the majority of our linked quarter increase in that category. We believe that this situation is temporary and expect to get those deposits back in the second quarter.

Additionally, we anticipate that we will need to increase deposit rates as interest rates continue to climb. However, the total amount of our deposits that are highly sensitive to rate changes approximately matches the total amount of our floating rate loans. Therefore, we feel that we continue to be relatively well positioned to weather further increases in rates.

I now want to shift to our noninterest income results. We’re pleased with our level of noninterest income in the first quarter, even though the total amount declined modestly from the fourth quarter. You will remember that we had an unusually large amount of swap fees in the fourth quarter, so we expected a sequential decline in that line item. As we’ve mentioned on previous calls, our SBA loan production has been somewhat soft in the past few quarters as some of our competitors are originating these loans without the government guaranty, which we will not do. However, we are cautiously optimistic about our pipeline for USDA loans and hope to see increased activity in this area in the coming quarters. Overall, while we continue to expect some variability in the results from quarter to quarter, we still expect that the combination of our swap fees and gain on sale income will be at least $4 million for the year.

As Doug mentioned, our wealth management fees grew at an annualized pace of 10.8% in the quarter. We are pleased with this continued strong growth, and wealth management revenue continues to become a larger component of our noninterest income.

On the expense side, we remain focused on controlling expenses and improving our efficiency ratio. We were right in line with our expectations for noninterest expenses this quarter. I’m also pleased to report that we achieved 100% of the anticipated savings from the Guaranty Bank acquisition during the quarter.

Our asset quality continues to be excellent. Nonperforming assets and net charge-offs remain at historic lows. And while our loan loss provision increased on a linked quarter basis, this was a result of our strong loan growth in the quarter and not due to any credit quality erosion.

The last thing I want to mention is that our tax rate came in as expected for the quarter at 16%, and there weren’t any unusual items impacting it. We still expect that our tax rate for the full year will be in the range of 15% to 16%.

With that added color on our first quarter financial results, let’s open up the call for your questions.

Rocco, we are ready for our first question.

QUESTION AND ANSWER

Operator

Thank you. We will now begin the question and answer session. To ask a question, you may press “*” then “1” on your touchtone phone. If you are using a speakerphone, we ask you to please pick up your handset before pressing the keys. To withdraw your question, please press “*” then “2.”

At this time, we will pause momentarily to assemble our roster.

And today’s first question comes from Jeff Rulis of DA Davidson. Please go ahead.

Jeff Rulis

Thanks. Good morning.

Doug Hultquist

Morning, Jeff

Todd Gipple

Hey, Jeff.

Jeff Rulis

Question on the expense side. Just wanted to confirm that so all Guaranty cost saves are complete. You’ve got a non-interest expense base that’s largely— you had a modest acquisition cost. But, from here then, X the increase from eventual Springfield, but that core growth rate on expenses, could we just use this as a good base in Q1? And do you have a percent on the expense run rate?

Todd Gipple

Yeah, Jeff, this is Todd. Great question. We were pleased to come in at 25.8. That was in the range that we talked about as we ended 2017, $25 [million] to $26 million run rate. Where we landed in Q1 I think would be a good proxy for the rest of the year. Felt very good about having the Guaranty cost saves all implemented. And we don’t really give guidance on future expense run rate increases, but I think landing in this 25.5 to 25.8 range would be solid.

Jeff Rulis

Okay. And when do you expect the conversion timing of Springfield?

Todd Gipple

Well, Springfield we expect to close in the third quarter of this year and would not expect to convert that charter until some time in 2019, probably middle of the year. You may recall, we actually do have a conversion of CSB in Ankeny slated for this year, and that should be in the fall.

Jeff Rulis

And then maybe just to touch on the margin, there’s quite a bit of moving pieces, all else equal. If you exclude, again talking about the legacy number here, what’s your outlook on, maybe broadly speaking, not looking for specific guidance, but the margin on the core side? You mentioned that it looks like the rate sensitive deposits, that balance matches your floating, so generally a positive tone. Anything to add on the margin particularly core direction?

Todd Gipple

Sure, Jeff. As we talked about in our opening comments, we feel like we continue to be well positioned to weather future rate hikes. Our total rate sensitive funds, very rate sensitive funds are around $780 million. Fortunately, our floating rate loans have actually eclipsed that number and are closer to $800 million, so that ratio is a little better than 100%. So, those rate sensitive funds have very close to 100 beta, probably at least a 90 beta, but floating rate loans of course are 100 beta.

And then when you take into account some of the traction we’re seeing on new loan rates, we expect that to help us weather any additional rate increases we have to make on our broad based core deposits. So, we feel pretty solid about margin going forward, feel good about how we’ve come through the first 150 basis points. With the tax rate change, it really masks some of the improvements we have seen in our core margin. That’s why we mentioned in the press release in our opening comments. We actually saw 8 basis point expansion when you strip out the impact of the tax equivalent yield adjustment, going from the 35% to 21% rate really masked that. I hope that helps.

Jeff Rulis

Yeah, that’s helpful, Todd. And one quick last one—just I saw the CDI number, but do you have a goodwill initial estimate on the Springfield deal?

Todd Gipple

I think we’ll likely hold off on that. We don’t factor in all of the purchase gap marks. We just look at CDI and the initial loan mark. We don’t really disclose all the additional marks we expect. I think if you were to just model in the marks that we have disclosed, Jeff, I think you’d be pretty close.

Jeff Rulis

Okay. All right, thank you.

Todd Gipple

You bet. Thanks, Jeff.

Operator

And, ladies and gentlemen, our next question comes from Nathan Race of Piper Jaffray. Please go ahead.

Nathan Race

Hey, guys, good morning.

Doug Hultquist

Good morning, Nate.

Nathan Race

Wanted to start on the provision line. Obviously, you guys had really strong growth in the quarter, and charge-offs were fairly benign this quarter. So, just curious how you guys are thinking about the need to provision and add to reserves this year, assuming your loan growth maybe comes back down towards your guidance range of 10% to 12% for the full year.

Doug Hultquist

Certainly, asset quality has held up nicely for the last couple of quarters, Nate. And we do reserve for loan growth. Obviously, it’s a little more scientific than that when we get into the details, but we will provide for growth, and we’re pleased right now with what we’re seeing from an asset quality standpoint.

Nathan Race

Okay, got you. And staying on asset quality for a second, Doug, just curious if there’s any update on that OREO property in the Quad Cities that I think you guys took possession of I believe in the third quarter of last year.

Doug Hultquist

Yeah, right around the first of October, and we’re in the process of stabilizing that property. Thankfully, the occupancy has improved, and we have some interested parties. And yesterday, there was a groundbreaking on the property next door, so there’s activity in the area, and we’ll hopefully take advantage of that.

Todd Gipple

Nate, we didn’t take any additional marks on the valuation here during the year. We still feel pretty good about the valuation.

Nathan Race

Got it. That’s great to hear. And then just lastly, on the acquisition front, obviously, you guys have two deals you’re integrating right now, and I think historically, you guys have targeted Illinois, Iowa and Wisconsin for additional acquisitions, so just curious on what your outlook and appetite is for integrating additional acquisitions as you guys integrate these two pending deals over the next couple quarters here.

Todd Gipple

Nate, the good news is Guaranty really is full integrated when we added it to our existing charter at Cedar Rapids. As you might guess, those are a little bit easier to pull off when you’re dropping it into an existing charter in terms of integration and fully moving over policy and procedure. So, we really believe that one’s accomplished.

CSB in Des Moines and Ankeny will be going through a conversion here this fall. We’ve been working on it for a couple months already and will be all summer. We think it will go exceptionally well. We’ve already integrated a lot of the operational functions because we’ve owned that charter since August of 2016. So, this really is more of a technical conversion, if you will—not to say it’s not without a lot of work, but we really feel like this will be the last piece of that integration to take place this fall.

And then, again, as we mentioned with Springfield, we would not anticipate doing a conversion there until middle of next year. So, we feel like we’ve got all these big projects and integration projects layered out and calendared in pretty good order.

Nathan Race

Got you. And I apologize—I was referring to the integration of the management acquisition at Rockford and then obviously SFC down at Springfield over the next couple quarters. So, I’m just also curious to hear, Doug, your thoughts on announcing another acquisition as you guys are looking to close on these two pending deals going forward.

Doug Hultquist

Yeah, Nate, I don’t think there will be much conversion activity, so to speak, with the Bates acquisition at RAA in Rockford. Although it’s adding $700 million in AUM, there won’t be a lot of additional effort by our team from an operational standpoint.

And then in terms of Springfield, as Todd said, we would do that technology conversion middle of ‘19 most likely. And as you know, our game plan is that we allow a fair amount of autonomy in our charters, so not concerned that there’s a lot of work to do yet in 2018 with Springfield.

Nathan Race

Got it. I appreciate all the color, guys. Congrats on the acquisition.

Todd Gipple

Thank you.

Doug Hultquist

Thanks a lot, Nate.

Operator

And our next question today comes from Terry McEvoy with Stephens Inc. Please go ahead.

Terry McEvoy

Hi, good morning.

Doug Hultquist

Good morning.

Todd Gipple

Hey, good morning.

Terry McEvoy

Hi. Todd, you mentioned earlier on the call that the deposit market was competitive last quarter, and we did see, at least on a period end basis, interest bearing and time deposits fell. That said, if I just look at yields, they were up 9 basis points on interest bearing, and CDs were up like 15 or 16 basis points. My question is, as you step up deposit growth, what do you expect for deposit cost, given we just had another rate rise and assuming the competitive landscape remains unchanged?

Todd Gipple

You bet. All good questions. Deposit rates are becoming competitive. One of the things that’s helping us a fair amount is, with the absence of CSB, most of our deposit growth tends to be in commercial online treasury management areas, and we’re not seeing as much of an issue in that pricing. Some of the retail products probably for the first time here with this last quarter, we’re now starting to see some on the retail side.

Our betas overall, when you take the percentage of our funding that’s truly rate sensitive, which right now is about 22%, and that very high beta of say 90 to 100, the balance, 79%, 80%, we’ve only had about a 20% beta for the last 150 basis points. So, that’s a little bit in the rear view mirror. Now, in terms of what that means for the future, we do expect that some of those other products, that 79% to 80% of our funding, we’re expecting that beta to get a little higher and for there to be more pressure on pricing there. It’s just likely to happen.

We do believe that that will be offset by the fact that we’re finally starting to see some traction on new loan pricing. We’re finally starting to see some five handles on deals. And so, that’s really helping us offset some of that coming pressure on core deposit rates.

Our focus will be to continue to increase our retail core deposits, and we’re doing that pretty well in all of our markets. But, for us to get our wholesale reliance back down under 10 or around 10 where we’d like it to be—it blipped up to closer to 13 this quarter—we expect to see some of those commercial deposits to come back here in Q2. Q1 is always hard from a runoff perspective with commercial depositors. It’s a heavy quarter in terms of use of cash. We expect that to run back here in Q2 and reduce our reliance on wholesale.

So, overall, as we’ve said a couple times here this morning, we expect to see our margin be maintained. We don’t expect the deposit rate increases to really negatively impact margin overall.

Terry McEvoy

Great. And then a follow-up question on the deal—SFC only has one location, and as you talked about, building market share and growing in that market. Do you foresee the need to add, build new locations or facilities as you call them, and how do you think about the investment side of this acquisition going forward to gain share?

Doug Hultquist

Yeah, as you probably know, we have not been real heavy in bricks and mortar in the charters that we’ve started from scratch, very similar to Springfield. And so, we will clearly contemplate whether some more physical locations make sense. I think maybe as importantly is we will study what technology can be implemented there to help provide for deposit growth.

Terry McEvoy

And then just one last question. Could you just help me walk through the participations, what the anticipated yield would be on those loans and then the timing of the liquidity redeployment?

Todd Gipple

Yeah, we’re not really talking about a gross yield on those participations as much as a spread assumption, and we’re making about a 250 basis point spread assumption on those coming back on. We think that’s conservative. Not so much focused on the gross rate, but we believe that that net yield is achievable. Historically, it has been at Springfield. The timing of those, we’ve disclosed the modeling that we did there in terms of a total of $73 million coming back on over a one year period. So, we’re taking our time to do that. Our expectation again is around a 250 basis point spread on that.

Terry McEvoy

Great. Thank you both.

Todd Gipple

Thank you.

Doug Hultquist

Thank you.

Operator

And our next question today comes from Damon DelMonte of KBW. Please go ahead.

Damon DelMonte

Hey, good morning, guys. How’s it going today?

Doug Hultquist

Good, Damon.

Todd Gipple

Hey, Damon. How are you doing?

Damon DelMonte

Doing well, thank you, doing well. Congrats on the deal. Sounds like a nice little addition to the franchise for you guys.

My first question, just following up on the participation question, I may have missed this if you had said this, but Springfield originated a significant amount of loans that they participated out, and you’re expecting to be able to bring those back on to the combined balance sheet now. Is that how that works?

Doug Hultquist

Yeah, Damon, actually, in terms of commitments that they participated out, it’s almost $300 million. There’s over $200 million in outstandings. We will be very conservative in terms of what we are predicting for the time that we buy those back. But, as Todd indicated, we anticipate within the next several quarters bringing back roughly $70 million.

Damon DelMonte

Okay. And are those loans all within the Greater Springfield area, or are they outside of the state of Missouri?

Doug Hultquist

Some of both. Mostly in Missouri, but a number of their large clients have operations outside of there. And these loans are very well structured, typically very strong guarantees, and they’ve done a nice job of maintaining these relationships even though they can’t keep all the assets on their own balance sheet.

Damon DelMonte

Got you. And are they predominantly commercial real estate then, I take it?

Doug Hultquist

Would be, yes.

Damon DelMonte

Yeah, okay. All right, great. And then most of my other questions have been answered, but just with regards to fee income, Todd, this quarter, you guys are around $8.5 million. Do you think something in the $8.5 [million] building up to $9 [million], $9.5 [million] would be a reasonable expectation given some seasonality that typically happens in the first quarter?

Todd Gipple

Yeah, the $8.5 [million] for the quarter, Damon, I think is just a solid quarter for us in terms of wealth management and the gains on sale plus swap—$1.3 [million] on gain on sale and swap combined, as you know, a little bit north of our typical average of around $1 million. So, the $8.5 [million] is a pretty strong quarter for us. If we do much better than that, we’re really hitting on all cylinders in a quarter. So, that $8.5 [million] is pretty strong.

Damon DelMonte

Got you, okay. And then as far as the closing of the transaction, you said early third quarter. So, from a modeling standpoint, should we figure by the end of July?

Todd Gipple

I think that’d be a good estimate at this point. We’re going to be as aggressive as we can on getting this partnership closed. We really are looking forward to having the SFC team be part of our company. So, we’re going to work as quickly as we can to get that done. I think somewhere in the middle of the quarter would be a good estimate.

Damon DelMonte

All right, that’s all that I had. Like I said, all my other questions have been asked and answered, so thanks a lot for the time.

Todd Gipple

Thanks, Damon.

Doug Hultquist

Thank you, Damon.

Operator

And our next question today comes from Daniel Cardenas of Raymond James. Please go ahead.

Daniel Cardenas

Morning, guys.

Todd Gipple

Morning.

Doug Hultquist

Morning, Dan.

Daniel Cardenas

Just a couple of quick questions. Thank you for the guidance on the core margin, but looking at Springfield, looks like their margin is a little bit lower than yours. What impact would the Springfield transaction have on your margin on a go forward basis once the deal is closed?

Todd Gipple

Dan, just as we’ve done with CSB once that balance sheet came online for us, we really expect to work with the team at Springfield to enhance that margin. They actually have a fair amount of cash and due from bank liquidity and have been very conservative in how they’ve managed the cash portion of their balance sheet. We would expect to redeploy that a bit and enhance some of the opportunities in the bond portfolio. We’ve done that as CSB with a fair amount of success here over the last 18 months.

So, on just a carryover or pro forma basis, it would imply that Springfield’s margin would haircut ours a bit. We don’t expect that necessarily to happen once we’re fully integrated there. We do expect to help them with margin enhancements. Our specialty finance group does a fantastic job of generating assets that we would redeploy there just as we did at CSB.

Daniel Cardenas

Okay. So, perhaps a modest dip upon closing, but then sounds like you could quickly get that back to where you guys are roughly.

Todd Gipple

Great way to say it, Dan. I think by 12/31/18, we certainly expect to have that fully online and be neutral.

Doug Hultquist

And, Dan, one other thing. We intend to implement our treasury management platform there as soon as we possibly can and increase their ability to gather core deposits on the commercial side.

Daniel Cardenas

Okay, all right, that sounds good. And then looking at their fee income with the participation servicing fee, with your expectations of bringing back some of those participations into the QCR fold, does that number eventually go away over time?

Doug Hultquist

Don’t think so, Dan. Because of hold limits and concentrations and the like, we think that they’re going to generate more assets than we’ll want to hold on our balance sheet. They’ve got a group of 10 to 12 banks that they sell these to, and we continue to plan to be very active in that regard.

Todd Gipple

Yeah, Dan, they’re great bankers. They do a fantastic job of growing loans. And so, we would expect them to continue to have some outbound participation.

Daniel Cardenas

And you’ve locked up all of the key people with contracts, I take it?

Doug Hultquist

Yes, we have. That’s a big part of our model. It’s all about the people and the relationships.

Daniel Cardenas

Okay. And then in terms of shares to be issued with this transaction, do you have that number available?

Todd Gipple

It’s roughly 1.6. I think we’re going to be close 16 million in fully diluted shares outstanding.

Daniel Cardenas

Okay. Great. I think all my other questions have been asked and answered, so I’ll step back right now. Thank you, guys. Congrats.

Doug Hultquist

Thanks a lot, Dan.

Operator

And, ladies and gentlemen, as a reminder, if you’d like to ask a question, please press “*” then “1” at this time.

Today’s next question comes from Brian Martin of FIG Partners. Please go ahead.

Brian Martin

Hey, guys.

Doug Hultquist

Hi, Brian.

Brian Martin

Hey, guys, congrats on the deals. A lot of the stuff has been covered, but just a couple of small things maybe. Todd, just so I understand it, the core margin in the quarter, if we look at first quarter, what do you show as your core margin? I know you’ve talked about it being up, the margin being up linked quarter, but just reconcile this quarter. The reported number was 364, and the core number when you adjust for the purchase accounting is what this quarter? You said that was about $700,000.

Todd Gipple

Yeah, exactly, Brian. So, I can walk you through that. Our net interest margin on a tax equivalent yield basis, so reported was 364. And then when you strip out roughly 700k of net market value accretion, that gets us to our tax equivalent yield NIM core of 357. When you then further adjust and remove the tax equivalent yield adjustments, so you take out that write up to margin for tax equivalent yield adjustments, you get down to net interest margin without market value accretion, without tax equivalent yield, core number of 342. And then when you take those same steps on the reported margin for Q4, that takes you from the 369 reported down to a 362 core, but still with tax equivalent yield. And then you remove the tax equivalent yield adjustment at that higher rate back in ’17 and NIM without tax equivalent yield, without market value accretion is 334, hence the 8 basis points that we talked about.

Brian Martin

Okay. And just the level on the core margin you think is sustainable, given both the funding side and the loan side the numbers you gave earlier. What level of core margin do you expect to be? It sounds like that number, you expect it to be relatively stable. At what level as we look into the balance of the year with the rate increases and not much pressure, maybe measured increases on the funding side?

Todd Gipple

Yeah, so exactly, Brian. We are expecting that core margin to be very static here during the year. There’s a fair amount of pressure on deposit costs, but we feel confident that we’re starting to see some traction on new loan yields. Our growth is coming on at nice rates. We have 102% of our rate sensitive liabilities are covered with floating-rate loans. So, that’s helping us there on the very rate sensitive deposit rate increases, so feel very good about that core margin being static here through ’18.

Brian Martin

Okay, perfect. That’s helpful. And secondly, obviously, the loan growth was very strong in the quarter. When you look at the pipeline, where it’s at today—I think you’ve talked in the past that maybe there’s not a lot of seasonality, but just the pipeline today on the loan side, how does that look relative to where it was maybe 90 days ago?

Todd Gipple

Sure, Brian. We’re thrilled with another strong loan growth quarter at a little more than 12% annualized. Pipelines look consistent, so we haven’t snapped forward a bunch of growth. Pipelines are still quite good and quite strong. We’re really happy about the mix of growth and where it came from. We had $90 million in growth, and $67 [million] of that was C&I on a gross basis, so feel very good about growth in C&I, feel good about the pipelines. As Doug said earlier in his comments, we’re still expecting that 10% to 12% annualized range even though we’re at the top end of that here in Q1. We’re still thinking 10% to 12%.

Brian Martin

Okay, perfect. And just the last couple of things. The wealth management acquisition in Rockford, Todd, how does that—you talked about the fee income component being that $8.5 [million] and then a pretty strong quarter. When you close that acquisition, what the impact from that on the fee income is—can you give a little color on that on both the revenue and expense side or how that impacts the P&L?

Doug Hultquist

Yeah, Brian, we haven’t disclosed any of those numbers yet, and we’ll give a lot more information on that when we close. We’re in the period now where we’re waiting for FINRA approval. So, probably when we’re doing this next quarter, we’ll be able to provide some more color on that.

Brian Martin

Okay. And, Doug, will that be just a net benefit that flows through to fees, or will there be an expense element to that as well, or just how would you think about that?

Todd Gipple

Yeah, Brian, we did disclose that we expect this to just be slightly accretive in ’19, pretty big jump in wealth management revenue, of course, with $700 million in AUM, but certainly some corresponding expense, including an earn-out. We were careful to structure this is an earn-out, hence the result of the pretty modest accretion number. We’re just really excited about adding that in the Rockford market. It’s a very highly regarded franchise and gives us a lot more scale in that market in terms of wealth management.

Brian Martin

Okay, perfect, that’s helpful. And just the last few two things. With the Springfield acquisition, how does that change the CRE concentration levels, Todd? It looks like they’re a little heavier on real estate than you guys were. It’s not a meaningful bump is what I would—.

Todd Gipple

—Yeah, certainly, it does—on a pro forma basis, it does modify our mix again. We’d go from 11% owner occupied CRE to 12%. We’d go from 26% non-owner occupied to 29%, so not a huge jump in those two categories. We like the way the folks at Springfield structure these deals. They’re fantastic bankers and have great clients. We feel very good about that. Certainly, over time, we would expect to help them with some tools to do some additional C&I and maybe soften that focus a bit on CRE.

Brian Martin

Okay, perfect. And just the pro forma loan to deposit ratio, remind me where you guys are modeling that loan to deposit ratio to be Quad Cities, and then when you layer in the guys at Springfield, does that help you get to your target or how are you thinking about that? And that was it for me.

Todd Gipple

Yeah, Brian, great question. We have tended to focus on our ratios of 75%, 76%, 77% of total assets being loans, and we’re right in that wheelhouse now. Adding Springfield will increase that, which is a good thing. And then on the other side of balance sheet, we’ve focused on our reliance on wholesale, so indirectly banking into your loan to deposit ratio question, but we’ll see a little bit of a blip there in terms of reliance on wholesale. We think it’ll still be under our 15% target. But, our main focus will be on driving that number down back closer to 10%.

So, again, they have some really talented bankers and great relationships with clients. We think some of the added tools that we can help them with, particularly in treasury management, will help them access more commercial deposits and help lower that number back closer to the 10%. That won’t happen immediately, of course. That’ll take several quarters. But, long-term, we expect our loan to deposit ratio, our reliance on wholesale funding to be much more like QCR today a year or so after acquisition.

Brian Martin

Okay. So, the level you’re at today, this 93% level if I did that right, is where you want to shake out post integration of Springfield?

Todd Gipple

Correct.

Brian Martin

Correct. Okay. All right. I think that’s all I had, guys. Thanks so much.

Todd Gipple

Thank you, Brian.

Doug Hultquist

Thank you, Brian. Have a good day.

Operator

And ladies and gentlemen, looks like we have a follow up from Daniel Cardenas of Raymond James. Please go ahead.

Daniel Cardenas

Hey, guys, just one quick follow up. Just looking at the geography of this, Springfield’s about 400 miles from Moline. Is this as far as you would like to stretch your franchise, or would you consider going into other metro markets further out?

Doug Hultquist

Yeah, at this point, Dan, I think it’s safe to say this is about as far as our radius would look. We’ve said in the past that we would consider communities and states that are contiguous to Iowa, and that is the case here. Our correspondent bankers, for example, have been doing some business in Northern Missouri for a number of years. And so, we really like the upper Midwest, we like the states that are next to Iowa. We’re candidly a little bit cautious on Illinois until they get their fiscal situation taken care of, which you’re keenly aware of. So, that’s the general answer to that question.

Daniel Cardenas

Okay. And maybe just a little color in terms of it sounds like you have some good bankers that you’re getting, but, what was their rationale for selling right now?

Doug Hultquist

Well, they wanted some liquidity in their currency, and they wanted to be able to grow without having to grow backroom expenses proportionately. So, our group operations area that Todd’s in-charge of, those 11 functions we can provide to them. So, that’s going forward expenses they won’t have to create, and obviously technology is huge in terms of what we can create together versus what they would have had to acquire on their own.

Todd Gipple

Dan, so in addition to all of those things, Springfield has a tremendous brand in that market, tremendous people. And they really wanted a partner that would allow them to not only continue that but to accelerate that. And so, as you know, our structure is quite unique in that regard. SFC will retain its name, its people, its charter and its brand. And so, this is a good partnership for them and a great partnership for us. And they’re taking 90% stock of QCR, so they’re really hitching their wagon to our team, and we’re very pleased by that.

Daniel Cardenas

Okay, great. Thank you, guys.

Todd Gipple

Thanks, Dan.

Operator

And our next question is a follow up from Brian Martin with FIG Partners. Please go ahead.

Brian Martin

Hey, guys, sorry. Just one thing on the transaction, just the cost savings. What were the cost savings? It was 1.4 on a percentage basis. And then as far as when you expect those to get implemented, the first clean quarter with the transaction given that the conversion is occurring in ‘19, can you give any thoughts on that?

Todd Gipple

Sure. The percentage of non-interest expense in those numbers, Brian, that you cited, is roughly 15%, 16%. And because conversion wouldn’t take place till middle of next year, those will be a bit delayed into ‘19. We’ll get some of those in late ‘18, the remainder in ‘19 after the conversion happens.

Doug Hultquist

Brian, I was just going to say, as you know, it’s not our style to come in and do a lot of slashing of costs. And in this situation, their efficiency ratio is very impressive already. They’ve grown to this size with only 50 people. And in some quarters, their efficiency ratio starts with a four.

Brian Martin

Right, okay, understood. I think we ought to be thinking more along the lines of, given the cost savings are a small piece of it, anyhow, but the second quarter of ’19 is probably a reasonable expectation for a clean quarter on the expense side with the transaction. Is that fair, Todd?

Todd Gipple

It’s probably better to say Q3. We’re working on a conversion schedule right now. Of course, we have a lot of things to accomplish here, but probably safer to say Q3, Brian.

Brian Martin

Okay, perfect. That’s it. Thanks, guys.

Doug Hultquist

Thank you.

CONCLUSION

Operator

And this concludes our question-and-answer session. I’d like to turn the conference back over to Mr. Hultquist for any closing remarks.

Doug Hultquist

Well, I’d like to thank all of you for joining our call today, and we look forward to speaking with you soon. So, please have a great day, and thanks again.

Operator

And thank you, sir.

Today’s conference has now concluded. We thank you all for attending today’s presentation. You may now disconnect, and have a wonderful day.